UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

November 10, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2025 interim dividend payment on 7 November 2025.
Date of Transaction	2025 - 11 - 07
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Scott Schaffner (President, Sports Medicine)	PDMR	12.4048	746.79305	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	12.4048	2624.43651	N/A Single Transaction
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	12.4048	427.09066	N/A Single Transaction
Craig Gaffin (President, Orthopaedics)	PDMR	12.4048	197.25944	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	12.4048	4.1729	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	12.4048	394.41542	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

LEI:    213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 10, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary